McGuireWoods LLP One James Center 901 East Cary Street Richmond, VA 23219-4030 Phone: 804.775.1000 Fax: 804.775.1061 www.mcguirewoods.com Martin B. Richards Direct: 804.775.1029	mrichards@mcguirewoods.com Direct Fax: 804.698.2147

April 9, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Apple REIT Ten, Inc.

Registration Statement on Form S-11

Filed January 17, 2014

File No. 333-193404

Ladies and Gentlemen:

We are responding on behalf of our client, Apple REIT Ten, Inc. (the “Company”), to the oral comment we received from the staff telephonically on April 8, 2014. We thank you and other members of the staff for the prompt and helpful processing of the Company’s filing, and for reviewing this response letter.

In response to the oral comment received, the Company hereby undertakes to update, in its next post-effective amendment, the prior performance tables contained in the prospectus in accordance with the Division’s Disclosure Guidance Topic 6.

The Company understands that it is responsible for the accuracy and adequacy of the disclosure in its filings and to ensure that it will have provided all information investors require for an informed decision.

We thank the staff very much for its prompt attention to the Company’s filing and for its ongoing assistance in processing this filing.

Atlanta | Baltimore | Brussels | Charlotte | Charlottesville | Chicago | Jacksonville | London | Los Angeles

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April 9, 2014

Any questions concerning this letter may be directed to the undersigned at (804) 775-1029 or to David F. Kurzawa at (804) 775-7471.

Very truly yours,

/s/ Martin B. Richards

cc:	Glade M. Knight
David S. McKenney
David P. Buckley
Bryan F. Peery